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SEC Mail Processing Section
FEB 25 2009
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41890

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN CLASSIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 ATP TOUR BLVD
(No. and Street)

PONTE VEDRA (City) FLORIDA (State) 32082 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER R. LEE 904-285-6443 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THE GRIGGS GROUP, CPA's
(Name – *if individual, state last, first, middle name*)

238 PONTE VEDRA PARK DR., SUITE 201 (Address) PONTE VEDRA (City), FL (State) 32082 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

19
3/17

OATH OR AFFIRMATION

I, PETER R. LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN CLASSIC SECURITIES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLEY R BOST
MY COMMISSION # DD745939
EXPIRES January 03, 2012
(407) 398-0153 FloridaNotaryService.com

Signature

PRESIDENT
Title

Kelley R. Bost
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Classic Securities, Inc.

Financial Statements
For the Years Ended December 31, 2008 and 2007
and
Report of Independent Certified Public Accountants
Pursuant to Rule 17a-5 of the Securities
and Exchange Commission

* * * * * * * * * * * *

American Classic Securities, Inc.

Table of Contents

The Griggs Group CPAs

Eric Griggs, CPA
Scott Heller, CPA
James Peavey, CPA
Peter Reynolds, CPA
Michael Schnell, CPA

Report of Independent Certified Public Accountants

To the Board of Directors
American Classic Securities, Inc.

We have audited the accompanying balance sheet of American Classic Securities, Inc., (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Classic Securities, Inc., as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule of Exemption from Rule 15c3-3 of the Securities and Exchange Commission are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental schedules required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Griggs Group, CPAs
Ponte Vedra Beach, Florida
February 12, 2009

238 Ponte Vedra Park Drive, Suite 201 · Ponte Vedra Beach FL 32082 · T:904-280-2053 · F:904-280-2055 · TheGriggsGroup.com

American Classic Securities, Inc.

Balance Sheets

	December 31,			
		2008		2007
Assets				
Current assets:				
Cash and cash equivalents	$	105,959	$	106,413
Commissions receivable		25,143		49,672
Related party receivable		6,247		6,269
Due from parent		-		131
Prepaid registration fees		15,155		14,443
Total current assets	$	152,504	$	176,928
Liabilities and Stockholders' Equity				
Current liabilities:				
Commissions payable	$	13,247	$	26,306
Accounts payable		1,736		3,011
Agent deposits		2,150		2,700
Due to parent		33,518		-
Advance for agent registration fees		9,840		11,375
Total current liabilities		60,491		43,392
Stockholders' equity:				
Common stock - $1 par value, 1,000 shares authorized; 100 shares issued and outstanding		100		100
Paid-in capital		88,400		88,400
Retained earnings		3,513		45,036
Total stockholders' equity		92,013		133,536
Total liabilities and stockholders' equity	$	152,504	$	176,928

See accompanying summary of accounting policies and notes to financial statements.

American Classic Securities, Inc.
Statements of Operations
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commission income	$ 530,792	$ 612,672
Operating expenses:		
Agent commissions	328,758	368,028
Management fee	155,149	149,944
Administrative and operating	28,337	41,578
Registration fees	14,233	14,805
Licenses and permits	7,202	12,374
Legal and arbitration fees	848	5,414
Bonding	396	784
Total operating expenses	534,923	592,927
Income (loss) from operations	(4,131)	19,745
Other income:		
Interest income	396	488
Other income	2,212	38,596
Total other income	2,608	39,084
Income (loss) before income taxes	(1,523)	58,829
Income tax benefit	-	(5,704)
Net income (loss)	$ (1,523)	$ 64,533

See accompanying summary of accounting policies and notes to financial statements.

American Classic Securities, Inc.
Statements of Stockholders' Equity
For the Years Ended December 31, 2008 and 2007

	Common Stock	Paid -In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance at December 31, 2006	$ 100	$ 88,400	$ (19,497)	$ 69,003
Net income	-	-	64,533	64,533
Balance at December 31, 2007	100	88,400	45,036	133,536
Dividends	-	-	(40,000)	(40,000)
Net loss	-	-	(1,523)	(1,523)
Balance at December 31, 2008	$ 100	$ 88,400	$ 3,513	$ 92,013

See accompanying summary of accounting policies and notes to financial statements.

American Classic Securities, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ (1,523)	$ 64,533
Changes in operating assets and liabilities:		
Commissions receivable	24,529	5,162
Related party receivable	22	(6,269)
Prepaid registration fees	(712)	4,377
Commissions payable	(13,059)	(5,876)
Agent deposits	(550)	950
Accounts payable	(1,275)	(5,732)
Agent advances	(1,535)	11,375
Net cash provided by operating activities	5,897	68,520
Cash flows from financing activities:		
Due from (to) parent	33,649	(842)
Dividends	(40,000)	-
Net cash used in financing activities	(6,351)	(842)
Net (decrease) increase in cash and cash equivalents	(454)	67,678
Cash and cash equivalents - beginning	106,413	38,735
Cash and cash equivalents - ending	$ 105,959	$ 106,413

See accompanying summary of accounting policies and notes to financial statements.

1. **Significant Accounting Policies:**

Organization

American Classic Securities, Inc. (the "Company"), a wholly owned subsidiary of Agent Investors Holding Company, Inc. ("AIHC"), is registered in all 50 states as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has approximately 55 affiliated agents dispersed throughout the U.S. who market mutual funds and variable contracts from a variety of distributors and receive a commission from the Company based on sales. The Company receives commissions from the mutual fund and variable contract distributors.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

Income Recognition

Commission income is recorded as earned on a trade-date basis.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 *Accounting for Income Taxes* ("SFAS No. 109"). Under SFAS 109, deferred income taxes are determined based on the difference between financial statement and tax basis of assets and liabilities as measured by the enacted tax rates in effect when these differences reverse. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets. This assessment includes anticipating future taxable income. The Company is included in the consolidated federal and state income tax returns filed for Agent Investors Holding Company, Inc. and accounts for income taxes as if it were a separate taxpayer, taking into account the utilization of the Company's tax attributes in the consolidated group.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain previously reported amounts have been reclassified to conform to the current presentation.

2. Related Party Transactions:

The Company and AIHC have entered into an administrative agreement, whereby the Company pays AIHC a management fee to provide personnel, facilities, office equipment and various other administrative services to the Company. AIHC charged the Company management fees of $155,149 and $149,944 for the years ended December 31, 2008 and 2007, respectively.

3. Income Taxes:

Operations of the Company resulted in income tax (benefit) provision as follows:

	December 31, 2008	December 31, 2007
Deferred taxes	$ -	$ (5,704)
Change in valuation allowance	-	-
	$ -	$ (5,704)

Deferred tax assets at December 31, 2008 and 2007 are comprised of the following:

	December 31, 2008	December 31, 2007
Net operating loss carryforwards	$ 20,577	$ 20,089
Less valuation allowance	(20,577)	(20,089)
Net deferred tax asset	$ -	$ -

Realization of deferred tax assets is dependent upon generating sufficient taxable income in future years. The Company has approximately $67,565 of net operating loss carryforwards that expire in 2028. Because of the uncertainty related to the realization of the deferred tax assets, the Company has fully reserved its deferred tax assets.

4. Contingencies:

In the normal course of its business operations, the Company is involved in routine litigation from time to time, which arise in the normal course of business. In management's opinion, based upon the advice of outside legal counsel, litigation and claims will not have a material adverse effect on the Company's financial position or results of operations.

5. Financial Instruments:

Receivables of the Company are reported in the balance sheet at the lower of estimated realizable value or the contract amount and are due when the related transactions are executed.

6. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC is empowered to restrict the Company's business activities should its net capital ratio exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital and a net capital requirement of $57,797 and $5,000, respectively, and the Company's net capital ratio was 1.05 to 1. At December 31, 2007, the Company had net capital and a net capital requirement of $92,575 and $5,000, respectively, and the Company's net capital ratio was .47 to 1. Accordingly, at December 31, 2008 and 2007, the Company was in compliance with its net capital requirement.

American Classic Securities, Inc.
Schedule of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008

Net capital:		
Total stockholder's equity per financial statements		$ 92,013
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		92,013
Add allowable subordinated liabilities		-
Add other allowable credits		-
Total capital and allowable subordinated liabilities		92,013
Less non-allowable assets		
Rule 12b-1 fees receivable in excess of commissions payable	$ (12,815)	
Prepaid expenses	(15,155)	
Due from related party	(6,246)	(34,216)
Net capital		$ 57,797
Aggregate indebtness ("AI"):		
Total liabilities per financial statements		$ 60,491
Computation of basic net capital requirement:		
Minimum net capital required		$ 5,000
Excess net capital		$ 52,797
Net capital less 10% of AI		$ 51,748
Ratio: Aggregate indebtness to net capital		1.05 to 1

The computation of net capital does not materially differ from the Company's Focus IIA report filed for the period ended December 31, 2008.

American Classic Securities, Inc.
Schedule of Exemption from Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2008

American Classic Securities, Inc. does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, American Classic Securities, Inc. has not presented the following supplemental schedules in its financial statements:

1. Compensation for Determination of Reserve Requirements Under Rule 15c3-3 and

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3 due to the exempt provisions under Section (K)(2)(i) of Rule 15c3-3.